Clearview Trading Advisors, Inc.

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67501

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____07/01/2018____ AND ENDING____06/30/2019____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clearview Trading Advisors, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 900

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

10169

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg Ettin   **(646-747-5220)**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarlow & Co., CPA, PC

(Name – if individual, state last, first, middle name)

7 Penn Plaza, Suite 210	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ⦿ Certified Public Accountant
- ◯ Public Accountant
- ◯ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Gregg Ettin_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Clearview Trading Advisors, Inc._____, as
of __June 30_____, 20 __19____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

__None__

_____



                                                    Signature

                                                    __CEO__
                                                    Title

_____   GABRIEL J. FISCHBARG
     Notary Public   NOTARY PUBLIC-STATE OF NEW YORK
                                                    No. 02-FI5016410
                                                    Qualified in New York County
This report ** contains (check all applicable boxes):   Commission Expires August 09, 20 21
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) Exemption report

*__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

Clearview Trading Advisors, Inc.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Clearview Trading Advisors, Inc..

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2019, and the related notes (collectively referred to as the financial statement) that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Clearview Trading Advisors, Inc.'s management. Our responsibility is to express an opinion on Clearview Trading Advisors, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearview Trading Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tarlow & Co., CP.A.'s

Tarlow & Co., C.P.A.'s

We have served as Clearview Trading Advisors, Inc.'s auditor since 2018.

New York, NY

September 9, 2019

CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS	
Current assets	
Cash and cash equivalents	$ 404,354
Prepaid expenses	4,266
Total current assets	408,620
Non-current assets	
Property, equipment and leasehold improvements - net of accumulated depreciation of $283,364	24,998
Security deposit	163,296
Total non-current assets	188,294
Total assets	$ 596,914
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Accounts payable and accrued expenses	$ 137,071
Deferred rent liability	48,455
Total current liabilities	185,526
Stockholder's Equity	
Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	940,754
Accumulated deficit	(541,866)
Total stockholder's equity	411,388
Total liabilities and stockholder's equity	$ 596,914

The accompanying notes are an integral part of this statement.

Clearview Trading Advisors, Inc.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2019

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the "Company") was incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company is located in New York City. Customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Effective March 31, 2019, the Company's clearing agreement with Merrill Lynch was terminated. As such, the Company effectively discontinued all commission income operations as of that date.

(2) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates

The responsibility for processing customer activity rested with the Company's clearing firm, Merrill Lynch. The Company's clearing and execution agreement provided that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers were charged back to the Company.

In accordance with industry practice, Merrill Lynch records customer transactions on a settlement date basis, which is generally three business days after the trade date. Merrill Lynch was therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Merrill Lynch may have had to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Merrill Lynch was charged back to the Company.

The Company, in conjunction with Merrill Lynch, controlled off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Merrill Lynch established margin requirements and overall credit limits for such activities and monitored compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2019.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Clearview Trading Advisors, Inc.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2019

(2) Summary of Significant Accounting Policies (continued)

Property, equipment and leasehold improvements
Property and equipment is carried at cost and is depreciated over their useful lives of 5 to 7 years using the straight-line method. Leasehold improvements are carried at cost and are amortized over the life of the lease.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

The Company is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress. The Company believes the tax years 2015 to 2018 may still be subject to income tax examination.

(3) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to the beginning retained earnings.

The Company bought and sold securities on behalf of its customers. Prior to March 31, 2019, each time a customer entered into a buy or sell transaction, the Company charged a commission. Commissions and related clearing expenses were recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believed that the performance obligation was satisfied on the trade date because that was when the underlying financial instrument or purchaser was identified, the pricing was agreed upon and the risks and rewards of ownership were transferred to/from the customer.

Clearview Trading Advisors, Inc.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2019

(4) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at June 30, 2019:

Furniture and fixtures	$107,411
Leasehold Improvements	99,773
Computer equipment	101,178
	308,362
Less: Accumulated depreciation	(283,364)
	$24,998

Depreciation expense for the year ended June 30, 2019 was $64,280.

(5) Commitments and Contingencies

Leases
The Company leases office space in New York City. The terms of this lease require annual base lease payments as follows:

Year	Annual Base Rent
2020	$276,170
2021	46,873
	$323,043

Rent expense for the year ended June 30, 2019 was $549,572.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2019 the Company had net capital of $218,828, which was $118,828 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 84.78% as of June 30, 2019.

(7) Subsequent events

The Company has performed an evaluation of subsequent events that have occurred subsequent to June 30, 2019, and through September 9, 2019 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2019.